Exhibit 99.1

U.S. Investor Contacts	Media Inquiries	Israel Investor Contact:
LifeSci Advisors, LLC	Sam Brown, Inc.	Alcobra Investor Relations
Michael Rice	Mike Beyer	Debbie Kaye
646-597-6979	312-961-2502	+972-72 2204661
mrice@lifesciadvisors.com	mikebeyer@sambrown.com	debbie@alcobra-pharma.com

ALCOBRA ANNOUNCES THIRD QUARTER 2016 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

•	Conference Call & Webcast November 15th at 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

Tel Aviv, Israel – November 15, 2016 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging pharmaceutical company focused on the development of new medications to treat patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome, today announced financial results for the three and nine months ended September 30, 2016, and provided a corporate update.&&&

Third Quarter Ended September 30, 2016 Financial Results:

•	Total operating expenses in the third quarter 2016 were $7.9 million, compared to $4.3 million in the third quarter 2015.
•	Net operating expenses, excluding non-cash stock based compensation of $0.6 million, in the third quarter 2016 were $7.3 million, compared with $3.7 million in the third quarter 2015.
•	Research and development (R&D) expenses in the third quarter 2016 were $6.4 million, compared with $2.9 million in the third quarter 2015. R&D expenses consisted primarily of costs associated with the conduct of our Phase III Adult ADHD clinical study named MEASURE.
•	General and administrative (G&A) expenses in the third quarter 2016 were $1.2 million, similar to the third quarter 2015.
•	Cash, marketable securities, and deposits totaled $54.3 million at September 30, 2016 compared with $61.1 million at June 30, 2016 and $69.7 million at the end of 2015.

Third Quarter and Recent Corporate Updates:

•	Alcobra paused enrollment and treatment in its MEASURE study following the placement of a full clinical hold by the Division of Psychiatry Products (DPP) of the U.S. Food and Drug Administration. The DPP stated concerns over adverse neurophysiological findings in animal studies and recommended the scheduling of a meeting to discuss human safety data collection in the MDX development program. The DPP did not cite any clinical safety data observed in the MEASURE study or previous clinical studies involving MDX as the basis for their action.
•	Alcobra will hold a meeting with the DPP next month to present its proposals to collect additional safety data in its previously planned long-term clinical safety study as well as the MEASURE study.
•	Alcobra will also seek guidance on the possibility of conducting certain analyses of the efficacy data already collected in the MEASURE study. The number of evaluable subjects (n=281) in the MEASURE dataset is comparable to other Phase III adult ADHD studies with approved medications.

Conference Call & Webcast

Tuesday, November 15, 2016 @ 8:30a.m. Eastern Time

Domestic:	855-469-0611
International:	484-756-4341
Passcode:	9001229
Webcast:	http://www.alcobra-pharma.com/events.cfm
Replays available through November 29, 2016
Domestic:	855-859-2056
International:	404-537-3406
Passcode:	9001229

About Alcobra Ltd.

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of MDX (Metadoxine Extended Release), a proprietary drug candidate to treat cognitive disorders including ADHD and Fragile X Syndrome. For more information, please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release as well as the content of the Alcobra conference call scheduled for today contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the MEASURE study, the removal of any safety concerns and any basis thereto, the potential clinical benefit of MDX, expected expenses and sufficiency of capital resources, timing and design of future preclinical and clinical studies and content and timing of discussions with the U.S. Food and Drug Administration and possible positive outcomes of such discussions. In addition, historic results of scientific research do not guarantee that the conclusions of future research would suggest similar conclusions or that historic results referred to in this press release would be interpreted similarly in light of additional research or otherwise. Also, while Alcobra has received Fast Track designation for MDX for the treatment of Fragile X Syndrome, the company cannot guarantee that it will be able to maintain such designation due to reasons within or outside of its control. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Alcobra Ltd.

Consolidated Statements of Comprehensive Loss

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development	$6,400	$2,853	$13,944	$10,126
Pre commercialization expenses	313	294	1,059	931
General and administrative	1,211	1,176	4,071	3,667

Total operating expenses	7,924	4,323	19,074	14,724

Financial income, net	(137)	(68)	(461)	(196)

Loss before taxes on income	7,787	4,255	18,613	14,528
Tax on income	15	7	63	34

Net loss attributable to holders of Ordinary shares	$7,802	$4,262	$18,676	$14,562

Unrealized loss on available-for-sale marketable securities	(8)	-	(3)	-

Total comprehensive loss	$7,810	$4,262	$18,679	$14,562

Net basic and diluted loss per share	$(0.28)	$(0.20)	$(0.68)	$(0.70)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	27,562,795	21,181,722	27,562,610	20,796,235

Alcobra Ltd.

Consolidated Balance Sheet Data

(In thousands)

ASSETS

	September 30, 2016	December 31, 2015
	(Unaudited)
Current assets:
Cash and cash equivalents	$4,375	$16,658
Short-term bank deposits	32,000	34,022
Available-for-sale marketable securities	14,972	-
Prepaid expenses and other receivables	1,279	1,666

Total current assets	52,626	52,346

Long-term assets:
Long-term bank deposits	3,000	19,000
Other long-term assets	74	110
Property and equipment, net	212	227

Total long-term assets	3,286	19,337

Total assets	$55,912	$71,683

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$152	$57
Accrued expenses and other liabilities	3,143	2,295

Total current liabilities	3,295	2,352

Shareholders’ equity:
Ordinary shares	74	74
Additional paid-in capital	142,239	140,274
Accumulated other comprehensive loss	(3)	-
Accumulated deficit	(89,693)	(71,017)

Total shareholders’ equity	52,617	69,331

Total liabilities and shareholders’ equity	$55,912	$71,683

Alcobra Ltd.

Consolidated Cash Flow Data

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(7,802)	$(4,262)	$(18,676)	$(14,562)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	14	16	47	37
Amortization of premium on marketable securities	45	-	86	-
Stock-based compensation	645	585	1,959	1,786
Loss from sale of property and equipment	-	3	-	2
Change in operating assets and liabilities:
Prepaid expenses and other receivables	(3)	(1,376)	445	(1,282)
Other long-term assets	38	(2)	(22)	8
Trade payables	14	366	95	222
Accrued expenses and other liabilities	374	(713)	848	(80)

Net cash used in operating activities	(6,675)	(5,383)	(15,218)	(13,869)

Cash flow from investing activities:
Purchase of property and equipment, net	(7)	(56)	(32)	(92)
Change in restricted cash	-	(146)	-	(146)
Investment in marketable securities	(1,912)	-	(16,327)	-
Proceeds from maturity of marketable securities	876		1,021
Proceeds from call redemption of marketable securities	-		245
Proceeds from (investment in) short-term bank deposit	(3,000)	6,985	18,022	(6,015)

Net cash provided by (used in) investing activities	(4,043)	6,783	2,929	(6,253)

Cash flow from financing activities:
Issuance of share capital upon public offering, net	-	-	-	27,903
Exercise of options	-	-	6	13

Net cash provided by financing activities	-	-	6	27,916

Increase (decrease) in cash and cash equivalents	(10,718)	1,400	(12,283)	7,794

Cash and cash equivalents at the beginning of the period	15,093	8,570	16,658	2,176

Cash and cash equivalents at the end of the period	4,375	9,970	4,375	9,970

Non-cash transactions:
Purchase of property and equipment	-	47	-	47